UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: April 30, 2024

LGX Energy Corp.

(Exact name of registrant as specified in its charter)

Nevada	87-3497563
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 ½ N. 2nd Ave

Suite 201

Walla Walla, Washington 99362

(Mailing Address of principal executive offices)

(509) 460-2518

(Issuer’s telephone number, including area code)

www.lgxenergycorp.com

(Issuer’s website)

Series A 10% Convertible Preferred Stock

(Securities issued pursuant to Regulation A)

In this report, the terms “LGX Energy”, “we”, “us”, “our” or “the Company” refers to LGX Energy Corp.

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

LGX Energy Corp. (the “Company,” “LGX Energy,” “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and gas properties. The Company has one wholly-owned subsidiary, Adler Energy, LLC (“Adler Energy”).

LGX Energy is an oil and gas exploration and production company with operations focused on southwestern Indiana. The company, through its wholly owned subsidiary Adler Energy, currently operates a producing oil field, the Thomas Field, in Clay County, Indiana. This field produces about 500 barrels per month from six wells in a shallow Devonian formation known as the North Vernon Limestone.

LGX Energy is rapidly expanding a footprint of drilling prospects throughout the Terre Haute Reef Bank, with a focus on six counties in southwest Indiana: Clay, Vigo, Daviess, Greene, Sullivan, and Knox counties. The Company owns over 400 miles of 2D seismic and over 6 square miles of 3D seismic. The Company utilizes this seismic to identify buried Silurian reefs and is in the process of obtaining leases over reef prospects highly prospective for trapping oil. Although this part of Indiana has a long history of shallow reef related oil production, to-date very little has been done to explore deeper horizons which are known to be prolific in oil production elsewhere in the Illinois Basin.

LGX Energy intends to drill wells targeting areas which exhibit potential for multiple economic horizons, including the Devonian, Salem, North Vernon, Jeffersonville, Geneva Dolomite, Trenton, Black River, Knox, and St. Peter formations. Drilling will be primarily vertical wells, with proven completion techniques, to depths of less than 4,000 feet. This strategy, coupled with wireless acquisition of seismic data over prospects, that can be processed in 3D images, is intended to keep drilling and completion costs low, while maximizing the potential for drilling success.

Current operational subsidiary

Adler Energy, LLC (“Adler Energy”)

Adler Energy was acquired by LGX Energy on January 31, 2022. The acquisition included the Thomas Field in Clay County, Indiana, with 7 producing oil wells, a disposal well, and over 300 miles of 2D seismic with undrilled prospects, acquired by Adler Energy over a ten-year period across 5 counties in the state of Indiana. All operations of LGX are conducted through Adler Energy, including field operations, engineering, geology, seismic processing, and the sale of oil and gas.

Oil and Natural Gas Properties

Our exploration and development projects are focused on existing property interests, and future acquisition of additional property interests, in the Illinois Basin within Clay County, Indiana.

Each of our property interests differ in scope and character and consists of one or more types of assets, such as 3-D seismic data, owned mineral interests, leasehold positions, lease options, working interests in leases, partnership or limited liability company interests, corporate equity interests or other mineral rights. Our percentage interest in each property represents the portion of the interest in the property we share with other partners in the property. Because each property consists of a bundle of assets that may or may not include a working interest in the project, our stated interest in a property simply represents our proportional ownership in the bundle of assets that constitute the property. Therefore, our interest in a property should not be confused with the working interest that we will own when a given well is drilled. Each of our exploration and development projects represents a negotiated transaction between the project partners relating to one or more properties. Our working interest may be higher or lower than our stated interest.

The following table sets forth information relating to our principal properties as of April 30, 2024:

	Gross Acreage	Net acreage	Average working interest %	Gross Producing Wells	Gross Non-Producing Wells

Indiana (Clay County):
Thomas Oil Field	140	130.5	93.25%	6	2
Thomas HBP	444	414	93.25%	-	-
Saatkamp Well	60	47.4	79.00%	-	1
Undeveloped leasehold	4,250	3,400	80.00%	-	-
Total	4,894	3,991.90		6	3

As of April 30, 2024, our net acreage in the U.S. increased as a result of our leasing efforts. As of April 30, 2024, we have 4,894 gross acres and 3,991.9 net acres under lease.

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Our Properties and Wells:

Our principal properties and operations are located in Clay County, Indiana.

Indiana Properties – Illinois Basin

Clay County. We hold a 93.25% average working interest in 140 gross acres in Clay County, Indiana called the Thomas field that consists of six producing wells and two water injection well. Our Thomas field lies within the Illinois Basin with resource production from the Devonian formation.

In addition to the Thomas field, we hold varying working interests in an additional 4,310 gross leasehold acres. We drilled the Saatkamp #1-17 well in Clay County in January 2023 on 60 acres of leasehold, near the Thomas field.

Well	Status	Operator	Working Interest	NRI
Thomas 1-17	P	Adler Energy	93.25%	66.274%
City of Brazil 2-17	P	Adler Energy	93.25%	66.274%
City of Brazil 4-17	P	Adler Energy	93.25%	66.274%
Thomas 5-17	P	Adler Energy	93.25%	66.274%
Thomas 6-17	P	Adler Energy	93.25%	66.274%
Thomas 1-18	S/I	Adler Energy	93.25%	66.274%
Link 2-18	P	Adler Energy	93.25%	66.274%
Saatkamp #1-17	NC	Adler Energy	79.00%	63.200%
Breitweiser 1-15	SWD	Adler Energy	-	-

P- In production

INJ- Injection well

SWD- Salt water disposal well

NC- Not completed/pending

Drilling Activity

During the years ended April 30, 2024 and 2023, we drilled one well that was cased and not completed. The following table summarizes the number of wells drilled during these periods:

	Year Ended April 30,
	2024		2023
	Gross	Net	Gross	Net
Development wells, completed as:
Productive	—	—	—	—
Non-productive	—	—	—	—
Total development wells	—	—	—	—

Exploratory wells, completed as:
Productive	—	—	—	—
Non-productive	1	0.79	—	—
Total exploratory wells	1	0.79	—	—

Productive wells are wells that are found to be capable of commercially producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

As of April 30, 2024, we have not completed the Saatkamp #1-17 well in Clay County, Indiana and anticipate completion work to test the well during the fourth calendar quarter of 2024.

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Productive Wells

Productive wells consist of producing wells and wells capable of commercial production, including shut-in wells. A well bore with multiple completions is counted as only one well. As of April 30, 2024, we owned interests in 6 gross productive wells.

As of April 30, 2024, we had ownership interests in productive wells, categorized by geographic area, as follows:

	Oil Wells	Gas Wells
Clay County, Indiana
Gross	6	—
Net	5.595	—
Total
Gross	6	—
Net	5.595	—

Volume, Prices and Production Costs

The following table sets forth certain information regarding the net production volumes, average prices received, and average production costs associated with our sales of gas and oil, categorized by geographic area, for the years ended April 30, 2024 and 2023:

	Year Ended April 30,
	2024	2023
Net Production:
Oil (Bbls):
Clay County, Indiana	3,498	3,580
Total	3,498	3,580

Gas (Mcf):
Clay County, Indiana	—	—
Total	—	—

Average sales price:
Gas ($ per Mcf)
Clay County, Indiana	$—	$—
Total	$—	$—

Oil ($ per Bbl)
Clay County, Indiana	$71.04	$83.02
Total	$71.04	$83.02

Average production cost:
Oil ($ per barrel)
Clay County, Indiana	$29.74	$16.05
Total	$29.74	$16.05
Average production cost:
Gas ($ per Mcf)
Clay County, Indiana	$—	$—
Total	$—	$—

Natural Gas and Oil Reserves

Reserve Estimates

Proved reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic and operating conditions from geoscience data. Proved developed reserves include amounts expected to be reasonably certain to be recovered from existing wells with existing equipment and operating methods.

Probable reserves are reserves that are as likely as not to be recovered.

The following tables sets forth, as of April 30, 2024, our estimated net proved and probable oil and natural gas reserves, and the estimated present value (discounted at an annual rate of 10%) of estimated future net revenues. These are based on estimations made by third party reserve engineer, Phillip Koro, of LIP, LLC.

As required, a standardized measure of present value of after-tax future net proved revenues discounted at 10% per annum is computed by applying first-day-of-the-month average prices and year-end costs. It is not a measure of financial or operating performance under GAAP and is not intended to represent the expected future cash flows of our estimated oil and natural gas reserves.

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These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry.

	Reserves
	Oil	Natural Gas
	(Bbls)	(mcf)
Reserve category:
Proved Developed Reserves
Clay County, Indiana	21,104	—
Total Proved Developed Reserves	21,104	—
Total Proved Developed Reserves	21,104	—

Proved Undeveloped Reserves
Clay County, Indiana	—	—
Total Proved Undeveloped Reserves	—	—
Total Proved Undeveloped Reserves	—	—

Probable Developed Reserves
Clay County, Indiana	—	—
Total Probable Developed Reserves	—	—
Total Probable Developed Reserves	—	—

Probable Undeveloped Reserves
Clay County, Indiana	49,341	—
Total Probable Undeveloped Reserves	49,341	—
Total Probable Undeveloped Reserves	49,341	—

The Saatkamp 7-17 well is classified as probable, as when drilling, there are oil pay zones that were encountered with hydrocarbon indicators, in horizons that have been proven to yield commercial oil reserves. Data was collected and analysed by technical professionals to confirm the potential for commercial hydrocarbons. The well was drilled and waiting on completion in a zone that produced in an oil field within 1 mile from the Saatkamp 7-17 well. Thus, it was established that the well is as likely as not, to have commercial oil reserves. There is uncertainty, however, in this well containing commercial oil reserves, as there are multiple variables that can both positively and negatively affect the extent of oil reserves. There can be natural faults or other geological influences that prevent the pooling of oil in the location of this well, along with reservoir characteristics that can vary from one well location to another location. This well has been categorized as probable in nature (and not proven), until the prospective horizons for oil have been opened up and adequately flow tested, to be established as proved.

The standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes is presented in accordance with the provision of FASB ASC Topic 932. The Company cautions against viewing this information as a forecast of future economic conditions or revenues. The resultant net cash flows are reduced to the present value amounts by applying the ASC 932 mandated 10% discount factor. Standardized measure of Proved Reserves for the Year Ended April 30, 2024:

	Proved	Proved	Total
	Developed	Undeveloped	Proved
Future cash flows	$1,485,301	$-	$1,485,301
Future production costs	(563,573)	-	(563,573)
Future development and abandonment costs	(162,665)	-	(162,665)
Future income tax expense[2]	-	-	-
Net future cash flows	759,063	-	759,063
Less effect of 10% discount factor	(144,741)	-	(144,741)
Standardized measure of discounted future net cash flows[1]	$614,322	$-	$614,322

Internal measure of Probable Reserves for the Year Ended April 30, 2024:

	Probable	Probable	Total
	Developed	Undeveloped	Probable
Future cash flows	$-	$3,853,004	$3,853,004
Future production costs	-	(788,986)	(788,986)
Future development and abandonment costs	-	(126,563)	(126,563)
Future income tax expense[2]	-	-	-
Net future cash flows	-	2,937,455	2,937,455
Less effect of 10% discount factor	-	(1,226,015)	(1,226,015)
Standardized measure of discounted future net cash flows[3]	$-	$1,711,440	$1,711,440

(1)	The internal estimates of our proved reserves set forth herein reflect estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, development and abandonment costs, using prices and costs under existing economic conditions at April 30, 2024. For purposes of determining prices, we used the unweighted arithmetical average of the prices on the first day of each month within the 12-month period ended April 30, 2024. The average prices utilized for purposes of estimating our proved reserves were $78.38 per barrel of oil for our Clay County, Indiana properties, adjusted by property for energy content, quality, transportation fees and regional price differentials. The average prices should not be interpreted as a prediction of future prices. The amounts shown do not give effect to non-property related expenses, such as corporate general administrative expenses and debt service, future income taxes or to depreciation, depletion and amortization.

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(2)	There are no income tax obligations as of April 30, 2024, due to net operating loss carryforward. Additionally, depreciation, depletion, and amortization costs were not included and not considered material.

(3)	The internal estimates of our probable reserves set forth herein reflect estimated future gross revenue to be generated from the production of probable reserves, net of estimated production, development, and abandonment costs, using prices and costs under existing economic conditions at April 30, 2024. Due to the uncertain nature of probable reserves, these reserves are not comparable nor can be summed with estimated proved reserves. For purposes of determining prices, we used the unweighted arithmetical average of the prices on the first day of each month within the 12-month period ended April 30, 2024. The average prices utilized for purposes of estimating our probable reserves were $78.38 per barrel of oil for our Clay County, Indiana properties, adjusted by property for energy content, quality, transportation fees, and regional price differentials. This price should not be interpreted as a prediction of future prices. The amounts shown do not give effect to non-property related expenses, such as corporate general administrative expenses and debt service, future income taxes or to depreciation, depletion and amortization.

Due to the inherent uncertainties and the limited nature of reservoir data, proved reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, market prices, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

Reserve Estimation Process, Controls and Technologies

These reserve calculations were prepared internally using standard geological and engineering methods. Well performance and cost analyses were performed and applied to the reserve evaluation. Decline curve analyses, as well as pore volume calculations and our knowledge of the producing horizon characteristics, were all reviewed for the reserve estimation. The evaluation utilized historical production for the life of the wells to project a current decline curve. Lease operating costs were fixed going forward based on a review of the previous 12 months, ending April 30, 2024. These costs are deemed reasonable for all aspects of operations. John V. Miller, Jr., President of the Company’s wholly owned subsidiary, Adler Energy, LLC, reviewed the field data with experienced consultants familiar with the production and producing reservoirs, prior to the preparation of these reserve estimates. These reserve estimates were reviewed and deemed reasonable by Mr. Miller. All of the reserve estimates reflect primary recoveries of the oil. No secondary recovery operations (such as reinjection of water) were factored into any of the reserve estimates.

The SEC’s rules with respect to technologies that a company can use to establish reserves allows use of techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

A combination of production and pressure performance, simulation studies, offset analogies, seismic data and interpretation, geophysical logs and core data were used to calculate our reserves estimates.

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Proved Undeveloped Reserves

We had no proved undeveloped reserves at April 30, 2024.

Developed and Undeveloped Acreage

The following table sets forth the gross and net developed and undeveloped acreage, which we held as of April 30, 2024:

	Developed		Undeveloped
	Gross	Net	Gross	Net
Indiana (Clay County):
Thomas Oil Field	140	130.5	-	-
Thomas HBP	-	-	444	414
Saatkamp Well	-	-	60	47.4
Undeveloped leasehold	-	-	4,250	3,400
Total	140	130.5	4,754	3,861.4

Developed acreage is comprised of leased acres that are within an area spaced by or assignable to a productive well and acreage in which we hold a mineral interest with no potential development related lease expirations. Undeveloped acreage is comprised of leased acres with defined remaining terms and not within an area spaced by or assignable to a productive well.

As is customary in the oil and natural gas industry, we can generally retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases. The oil and natural gas leases in which we have an interest are for varying primary terms and, if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

The multiple leases comprising the U.S. undeveloped acreage set forth in the table above relate to our Clay County, Indiana acreage. These will expire in varying dates beginning in August 2025, unless production from the acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production.

Title on Leasehold

Title on leasehold is, or may be in the future, subject to royalty, overriding royalty, carried working, working and other similar interests and contractual arrangements customary in the gas and oil industry, liens for current taxes not yet due and other encumbrances. As is customary in the industry in the case of undeveloped properties, limited investigation of title on record is made at the time of acquisition.

Investigation, including a title opinion by local counsel, is made before commencement of drilling operations.

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Competition

LGX Energy is an emerging junior oil and gas exploration and production company. The oil and natural gas industry is intensely competitive, and we compete with numerous other oil and natural gas exploration and production companies, many of which have substantially larger technical teams and greater financial and operational resources than we do and may be able to pay more for exploratory prospects and productive oil and natural gas properties. Many of these companies not only engage in the acquisition, exploration, development, and production of oil and gas reserves, but also have gathering, processing or refining operations, market refined products, provide, dispose of and transport fresh and produced water, own drilling rigs or production equipment, or generate electricity, all of which, individually or in the aggregate, could provide such companies with a competitive advantage. We also compete with other oil and gas companies in securing drilling rigs and other equipment and services necessary for the drilling, completion, and maintenance of wells, as well as for the gathering, transporting, and processing of oil, gas, natural gas liquids, and water. Consequently, we may face shortages, delays, or increased costs in securing these services from time to time. The oil and gas industry also faces competition from alternative fuel sources, including renewable energy sources such as solar and wind-generated energy, and other fossil fuels such as coal. Competitive conditions may also be affected by future energy, environmental, climate-related, financial, or other policies, legislation, and regulations. Our larger or integrated competitors may be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to discover reserves and acquire additional properties in the future is dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

LGX Energy primarily operates out of Indiana and Illinois where mature oil field(s) and a long history of production have created an environment with many local competitors in the region, including:

●	Campbell Energy LLC
●	Siskiyou Energy, LLC
●	Pioneer Oil Co., Inc.
●	Southern Triangle Oil Co.
●	Maha Energy (Indiana) Inc.
●	APA Corporation
●	AXP Energy
●	Riverside Exploration LLC
●	Sunrise Production Inc.

Our potential competitors may have greater resources, better access to capital, longer histories, more intellectual property and lower cost operations.

They may secure better terms during the investment negotiation process, make strategic decisions more quickly than us and devote more capital to better performing investments than we do.

Our competitors may also enter into business combinations or alliances that strengthen their competitive positions.

Employees

As of August 18, 2024, we had zero (0) employees. All parties are consultants for the Company.

Intellectual Property

LGX Energy’s intellectual property consists primarily of acquired data including 2D and 3D seismic at various prospective oil and gas drilling locations in Indiana. The Company will continue to invest in ongoing shooting of both 2D and 3D seismic to develop and delineate leases, resources and prospective drilling sites.

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We will accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defence and settlement costs, diversion of management resources and other factors.

LGX Energy has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

LGX Energy Corp. (the “Company,” “LGX Energy,” “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and gas properties. The Company has one wholly-owned subsidiary, Adler Energy, LLC (“Adler Energy”).

LGX Energy is an oil and gas exploration and production company with operations focused on southwestern Indiana. The company, through its wholly owned subsidiary Adler Energy, currently operates a producing oil field, the Thomas Field, in Clay County, Indiana. This field produces about 500 barrels per month from six wells in a shallow Devonian formation known as the North Vernon Limestone.

LGX Energy is rapidly expanding a footprint of drilling prospects throughout the Terre Haute Reef Bank, with a focus on six counties in southwest Indiana: Clay, Vigo, Davies, Greene, Sullivan, and Knox counties. The Company owns over 400 miles of 2D seismic and over 6 square miles of 3D seismic. The Company utilizes this seismic to identify buried Silurian reefs and is in the process of obtaining leases over reef prospects highly prospective for trapping oil. Although this part of Indiana has a long history of shallow reef related oil production, to-date very little has been done to explore deeper horizons which are known to be prolific in oil production elsewhere in the Illinois Basin.

LGX Energy intends to drill wells targeting areas which exhibit potential for multiple economic horizons, including the Devonian, Salem, North Vernon, Jeffersonville, Geneva Dolomite, Trenton, Black River, Knox, and St. Peter formations. Drilling typically will be with vertical wells, proven completion techniques, to depths of less than 4,000 feet. This strategy, coupled with wireless acquisition of seismic data over prospects, that can be processed in 3D images, is intended to keep drilling and completion costs low, while maximizing the potential for drilling success.

Plan of Operation for the Next Twelve Months

Investments. The Company intends to make substantial investments in the acquisition, development, drilling, and extraction of hydrocarbons in the State of Indiana, either through developing and drilling of new wells, acquiring existing fields and/or production, entering joint ventures, entering direct participation agreements or a combination thereof, as well as the development of necessary infrastructure and equipment to deliver hydrocarbons to market.

Marketing and sales. The market for oil and natural gas that will be produced from our properties depends on many factors, including the extent of domestic production and imports of oil and natural gas, the proximity and availability of capacity and rates and terms of service of pipelines and other transportation and storage facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Our oil production is/will be sold to CountryMark Refinery in Mt. Vernon, IN at prices tied to WTI. We currently are not selling any natural gas, but any future gas sales will be to one of the local pipeline operators at a negotiated discount to Henry Hub pricing.

We anticipate that our sales will be primarily to one or a few significant purchaser(s) that will account for a significant proportion of our total oil and natural gas revenues. If we lost one or more of these significant purchasers and were unable to sell our production to other purchasers on terms we consider acceptable, it could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Cost of revenue. The Company expects that the cost of revenue for its operations will consist primarily of expenses associated with the acquisition of capital equipment, lease, tax, and royalty payments, development of oil and gas reserves, drilling of production, exploration, and disposal wells and costs related to their ongoing use and maintenance, necessary transportation costs, decommissioning costs and all other expenses associated with the lifting cost of oil, as well as the development of new resources and reserves costs including the shooting of 2D and 3D seismic.

Research and development. Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, or through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as our reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure that we will be able to find or acquire and develop additional reserves at an acceptable cost. We may acquire significant amounts of unproved property to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We seek to acquire both proved and producing properties as well as undeveloped acreage that we believe will enhance growth potential and increase our earnings over time. However, we cannot assure that all of these properties will contain economically viable reserves or that we will not abandon our initial investments. Additionally, we cannot assure that unproved reserves or undeveloped acreage that we acquire will be profitably developed, that new wells drilled on our properties will be productive or that we will recover all or any portion of our investments in our properties and reserves.

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General and administrative. The majority of our general and administrative expenses will consist of salaries, benefits, and share-based compensation for certain of our executives as well as our legal, finance, human resources, corporate communications and policy employees, and other administrative employees. In addition, general and administrative expenses include professional and legal services. The Company expects to incur substantial expenses in marketing the current Offering, in closing sales, and in promoting and managing its operations. Further, the company expects to incur significant general and administrative expenses in the following areas:

●	Accounting, including audit, accounting, and tax compliance-related costs;
●	Filing and transfer agent costs;
●	Investor relations and news dissemination, including maintaining and updating a planned website and disseminating news releases; and
●	Management fees, including executive officer salaries.
●	Retaining the services of third-party contract labor for exploration and drilling or employees

RESULTS OF OPERATIONS

For the Years Ended April 30, 2024 and 2023

The following table sets forth information comparing the components of net (loss) income for the years ended April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Revenues	$264,555	$299,847

Operating expenses:
Professional fees	204,867	303,519
General and administrative	493,656	767,600
Management fees	230,500	314,669
Exploration expense	93,957	450,660
Lease Operating Expenses	104,038	125,253
Severance tax	2,646	3,275
Lower of Cost or Market	46,663	-
Depreciation expense	63,234	63,410
Accretion expense	23,380	31,173
Total operating expenses	1,262,940	2,059,559
Operating loss	(998,385)	(1,759,712)

Other income (expenses):
Interest expense	(34,563)	(1,900)
Financing costs	(49,153)	-
Other income	1,301	-
Gain (loss) on sale of assets	(7,130)	-
Total other income (expenses)	(89,545)	(1,900)
Income (loss) before income taxes	(1,087,930)	(1,761,612)
Income tax expense	-	-
Net loss	$(1,087,930)	$(1,761,612)

Revenues

For the years ended April 30, 2024 and 2023, revenues were $264,555 and $299,847, respectively. The Company’s revenue for both years was derived from oil sales through its subsidiary Adler Energy.

Operating Expenses

Operating expenses were $1,262,940 and $2,059,559 for the years ended April 30, 2024 and 2023, respectively. Operating expenses consisted mainly of professional fees, exploration expense, management fees, lease operating expenses, and general and administrative.

Loss from Operations

Loss from operations was $998,385 and $1,759,712 for the years ended April 30, 2024 and 2023, respectively.

Other Income (Expenses)

Other income (expenses) were ($89,545) and ($1,900) for the years ended April 30, 2024 and 2023, respectively. Other income (expenses) consisted mainly of interest expense and financing costs.

Net Loss

Net loss for the years ended April 30, 2024 and 2023 was $1,087,930 and $1,761,612, respectively.

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Liquidity and Capital Resources

The following table summarizes the cash flows for the years ended April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Cash Flows:

Net cash (used in) operating activities	(844,753)	(1,716,306)
Net cash (used in) investing activities	(528,754)	(504,950)
Net cash provided by financing activities	1,429,346	1,165,908

Net increase (decrease) in cash	55,838	(1,055,348)
Cash at beginning of period	232,894	1,288,242

Cash at end of period	$288,732	$232,894

During the year ended April 30, 2024, net cash used in operating activities was $844,753 compared to $1,716,306 for the year ended April 30, 2023. The decrease for the year ended April 30, 2024 is largely attributable to decrease in net loss.

During the year ended April 30, 2024, net cash used in investing activities was $528,754 compared to $504,950 for the year ended April 30, 2023. The increase in the year ended April 30, 2024 is largely attributable to the increase in the oil and gas equipment and leasehold.

During the year ended April 30, 2024, net cash provided by financing activities was $1,429,346 compared to $1,165,908 for the year ended April 30, 2023. The increase in cash provided from financing activities is largely attributable to preferred stock sales.

At April 30, 2024, we had current assets of $500,832, current liabilities of $441,405, working capital surplus of $59,427 and an accumulated deficit of $3,030,154.

At April 30, 2023, we had current assets of $472,528, current liabilities of $292,652, working capital surplus of $179,876 and an accumulated deficit of $1,893,169.

We presently have limited and expensive available credit, and do not have bank financing or other external sources of liquidity. We will need to obtain additional capital in order to expand operations and become profitable. In order to obtain capital, we may need to sell additional shares of our common or preferred stock, or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. We will still need additional capital in order to continue operations until we are able to achieve positive operating cash flow. Additional capital is being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

Critical Oil & Gas Accounting

The Company utilizes the successful efforts method of accounting for oil and gas producing activities. The Company believes that net assets and net income are more conservatively measured under the successful efforts method of accounting for oil and gas producing activities than under the full cost method, particularly during periods of active exploration. This requires management’s assessment of proper designation of wells and associated costs. This designation is dependent on the determination and existence of proved reserves. Development property/wells are always capitalized. Costs associated with drilling an exploratory well are initially capitalized, pending a determination as to whether proved reserves have been found. Management reviews the status of all exploratory drilling costs to determine whether the costs should continue to remain capitalized or shall be expensed. Under successful efforts, exploratory dry holes, annual lease rentals, and geological and geophysical exploration costs are expensed as incurred.

10

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and significant employees, including their ages as of August 20, 2024:

Name	Age	Position
Howard Crosby	72	Chief Executive Officer, President, Treasurer and Director
John Ryan	62	Vice-President, Secretary and Director
John J May	73	Director, Audit Committee
James Czirr	68	Director
Brian McNeill	49	Director

The principal occupations for each of our current executive officers and directors are as follows:

Howard Crosby - Mr. Crosby joined the Company in November 2021 as its Chief Executive Officer, Treasurer and Director. Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory consulting firm since 1989. From 1994 to June of 2006, Mr. Crosby served as president and director of Cadence Resources Corporation, a publicly traded oil and gas company, which was merged with an AMEX-listed company in 2005. Mr. Crosby also was a founder and director of High Plains Uranium in 2004, which was sold to Energy Metals Corporation in 2006.

John Ryan - Mr. Ryan joined the Company in November 2021 as its Vice-President, Secretary and Director. Mr. Ryan has twenty-five years of experience in founding and operating natural resource companies. Mr. Ryan has founded or co-founded and served in executive or board positions with Cadence Resources Corporation, Metalline Mining Company (now called Silver Bull Resources), High Plains Uranium, Western Goldfields, Inc. (which became part of New Gold), U.S. Silver Corporation (now America’s Gold), Southern Legacy Minerals, and White Mountain Titanium and others.

John J May - Mr. May has served as a member of our board of directors since May 1, 2024. Since December 2007, Mr. May has served as the Managing Partner of City & Westminster Corporate Finance LLP, an FCA registered corporate finance practice, and since December 2014, has served as a director of Pires Investments Plc, an AIM listed investment company (PIRI). Since February 2022, Mr. May has served as Chairman of the Board for Challenger X plc, a digital marketing company and Acquis Stock Exchange listed company (CXS). Started in July 1994, he has served as the principal of his own accounting firm, John J. May Chartered Accountants. Since November 2006, Mr. May has served as the Executive Chairman of Red Leopard Holdings Plc, a mining company, previously on AIM, and from January 2010 to September 2017, has served as the Non-Executive Chairman of the Board of Directors of Hayward Tyler Group Plc, an engineering company listed on AIM. From November 2007 to March 2012, Mr. May served as a non-executive director of Petrolatina Energy PLC, an oil and natural gas company. From October 2001 to July 2011, he served as Finance Director of Tomco Energy Plc, an oil exploration and technology company on AIM, and from January 2000 to November 2005, he served as Finance Director of AIM listed Security Research Group Plc, a financial services and holdings company. Mr. May obtained his CPA in 1974.

James Czirr – Mr. Czirr has served as a member of our board of directors since May 1, 2024. Mr. Czirr was instrumental in the early-stage development of Safe Science Inc., a developer of anti-cancer drugs. Mr. Czirr served from 2005 to 2008 as Chief Executive Officer of Minerva Biotechnologies Corporation, a developer of nano-particle biochips to determine the cause of solid tumors. He was also a key consultant to Metalline Mining Company Inc., now known as Silver Bull Resources, Inc. (TSX: SVB), a mineral exploration company with a major base metal and silver project located in the State of Coahuila, Mexico. Mr. Czirr received a BBA degree from the University of Michigan.

Brian McNeill – Mr. McNeill has served as a member of our board of directors since May 1, 2024. Mr. McNeill has over 20 years of investing and operational experience in Oil, Gas, Solar, Timber, Energy Infrastructure, and Industrial sectors. McNeill is the current chairman of SR Energy Partners, a private equity and turnaround management firm. He works closely with both public and private natural resource companies to help them achieve their strategic objectives. He worked with start-up entity, Ute Energy Company, growing their value to $500M within 4 years and sold it for $800M. He has held senior management positions at Morgan Keegan & Company, Pritchard Capital, and Wunderlich Securities in their natural resource divisions. Mr McNeill obtained his CPA in 1999 (inactive) and CFA in 2001 (active).

11

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the cash compensation (including cash bonuses) paid or accrued, and equity awards granted, by LGX Energy for the year ended April 30, 2024 and 2023, to our Chief Executive Officer and Vice-President.

Name	Year	Paid or Accrued Salary	Bonus	Stock Awards		Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value & Non-Qualified Deferred Compensation Earnings	All other Compensation	Totals
Howard Crosby (1)	2024	$66,000	$-	$		$-	$-	$-	$-	$66,000
	2023	$49,500	$-		$-	$-	$-	$-	$-	$49,500

John Ryan (2)	2024	$54,000	$-		$-	$-	$-	$-	$-	$54,000
	2023	$40,500	$-		$-	$-	$-	$-	$-	$40,500

(1)	Mr. Crosby has served as the Company’s Chief Executive Officer, President and Treasurer since November 2021.
(2)	Mr. Ryan has served as the Company’s Vice-President and Secretary since November 2021.

Director’s Compensation

LGX Energy Corp. has not paid any cash compensation to any director for acting in such capacity. No restricted shares were awarded for services during the year ended April 30, 2024 and 2023.

Employment Agreements

The Company does not have an Employment Agreement with any of its current officers.

Stock Option Plan and other Employee Benefits Plans

The Company does not maintain a Stock Option Plan or other Employee Benefit Plans.

Overview of Compensation Program

We currently do not maintain a Compensation Committee of the Board of Directors. Until a formal committee is established, our entire Board of Directors has responsibility for establishing, implementing and continually monitoring adherence with the Company’s compensation philosophy. The Board of Directors ensures that the total compensation paid to the executives is fair, reasonable, and competitive.

Role of Executive Officers in Compensation Decisions

The Board of Directors makes all compensation decisions for, and approves recommendations regarding equity awards to, the executive officers and directors of the Company.

12

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

To the best of our knowledge, from November 3, 2021 (inception) to April 30, 2024, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Statement of Policy

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of our Common Stock as of August 23, 2024 by:

●	each shareholder known by us to beneficially own more than 5% of our outstanding Common Stock;
●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

Percentage ownership in the following table is based on 24,298,266 shares of Common Stock outstanding as of August 23, 2024, that includes 22,798,666 shares of Common Stock outstanding, and 1,500,000 shares of Common Stock issuable upon exercise of all outstanding warrants.

13

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
5% Stockholders
H Leigh Severance (3)	3,500,000	14.40%
Daryl Olsen (4)	2,000,000	8.23%
Francis W.K. Smith, Jr (5)	1,250,000	5.14%
Joann Ganduglia-Struman (6)	1,250,000	5.14%

Current Executive Officers and Directors
Howard Crosby (7)	1,000,000	4.16%
John Ryan (7)	868,333	3.57%
John J May (7)	-	-%
James Czirr (7)	720,000	2.96%
Brian McNeill (7)	-	-%
Total Executive Officers and Directors	2,588,333	10.69%

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of August 23, 2024 are deemed outstanding for computing percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any person. Percentages are based on a total of shares of common stock outstanding on August 23, 2024, and the shares issuable upon exercise of options, warrants exercisable, and debt convertible on or within 60 days of August 23, 2024.

(2)	The number of common shares outstanding used in computing the percentages is 24,298,266 shares of Common Stock outstanding as of August 23, 2024 that includes 22,798,666 shares of Common Stock outstanding, and 1,500,000 shares of Common Stock issuable upon exercise of all outstanding warrants.

(3)	The address for Mr. Severance is 14282 E. Caley Ave, Aurora, CO 80016.

(4)	The address for Mr. Olsen is 270 W 1450 N, Centerville, UT 84014.

(5)	The address for Mr. Smith is 4 Clematis Rd, Lexington, MA 02421.

(6)	The address for Ms. Ganduglia-Struman is 2356 Stone Rise Road, Reno, NV 89521.

(7)	The address for Executive team and Directors is 6 1/2 N. 2nd Ave, Suite 201, Walla Walla, Washington 99362.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid, except for those dividends to be paid to the holders of the Company’s Series A 10% Convertible Preferred Stock. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

14

INDEX TO FINANCIAL STATEMENTS

LGX ENERGY CORP.

Consolidated Financial Statements

(Audited)

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of LGX Energy Corp. Walla Walla, Washington
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

Opinion

We have audited the consolidated financial statements of LGX Energy Corp. (“the Company”) (a Nevada corporation), which comprise the consolidated balance sheets as of April 30, 2024 and 2023, and the related consolidated statements of operations, stock holder’s equity, and cash flows for the years then ended and the period ending April 30, 2022, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of LGX Energy Corp as of April 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended and the period ending April 30, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LGX Energy Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred cumulative operating losses since inception, has limited financial resources, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LGX Energy Corp’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LGX Energy Corp’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LGX Energy Corp’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

August 20, 2024

F-3

LGX ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

	April 30, 2024	April 30, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$288,732	$232,894
Accounts receivable	7,907	24,936
Accounts receivable – related party	-	23,300
Accrued Revenue	24,828	-
Other receivable	900	900
Material Supply Inventory	162,637	187,687
Prepaid expense	15,828	2,811
Total Current Assets	500,832	472,528

PPE ASSETS
PPE Assets (net)	278,622	234,400
Total PPE Assets	278,622	234,400
OTHER ASSETS
Proved Properties
Oil & Gas Properties - ORRI	6,870	6,870
Developed Leasehold	33,000	33,000
Unproved Properties
Intangible Drilling Costs	200,843	158,528
Intangible Completion Costs	32,482	509
Undeveloped Leasehold	601,637	254,627
ARO asset, net	58,632	87,289
Total Other Assets	933,464	540,823

TOTAL ASSETS	$1,712,918	$1,247,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$187,251	$117,017
Accrued expense - related party	57,000	27,000
Accrued interest	139	-
ARO liability	172,014	148,635
Convertible Bridge loans	25,000	-
Total Current Liabilities	441,405	292,652

Commitments & Contingencies	-	-

TOTAL LIABILITIES	$441,405	$292,652

STOCKHOLDERS’ EQUITY
Preferred stock Series A, 10% dividend, $0.001 par value, 10,000,000 shares authorized, 96,150 and 0 issued and outstanding	96	-
Preferred stock Series B, 12% dividend, $0.001 par value, 10,000,000 shares authorized, 244,500 and 0 issued and outstanding	245	-
Common stock, $0.001 par value, 80,000,000 shares authorized; 20,928,665 and 20,476,666 shares issued and outstanding	20,929	20,477
Additional paid-in capital	4,219,999	2,767,791
Common stock to be issued	19,000	60,000
Preferred stock to be issued	41,400	-
Accumulated deficit	(3,030,154)	(1,893,169)
Total Stockholders’ Equity	1,271,513	955,099

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,712,918	$1,247,751

See the accompanying notes to the consolidated financial statements.

F-4

LGX ENERGY CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended	For the Year Ended	For the Period Ended
	April 30, 2024	April 30, 2023	April 30, 2022

REVENUES	$264,555	$299,847	$110,820

OPERATING EXPENSES
Professional fees	204,867	303,519	24,918
General and administrative	493,656	767,600	65,638
Management fees	230,500	314,669	52,500
Exploration expense	93,957	450,660	19,355
Lease Operating Expenses	104,038	125,253	49,842
Severance tax	2,646	3,275	591
Lower of Cost or Market	46,663	-	-
Depreciation expense	63,234	63,410	6,012
Accretion expense	23,380	31,173	-
TOTAL OPERATING EXPENSES	1,262,940	2,059,559	218,856

INCOME (LOSS) FROM OPERATIONS	(998,385)	(1,759,712)	(108,036)

OTHER INCOME (EXPENSES)
Interest expense	(34,563)	(1,900)	(8,385)
Financing costs	(49,153)	-	-
Acquisition expense	-	-	(20,480)
Other income	1,301	-	5,344
Gain (loss) on sale of assets	(7,130)	-	-
TOTAL OTHER INCOME (EXPENSES)	(89,545)	(1,900)	(23,521)

INCOME (LOSS) BEFORE TAXES	(1,087,930)	(1,761,612)	(131,557)

INCOME TAXES	-	-	-

NET INCOME (LOSS)	$(1,087,930)	$(1,761,612)	$(131,557)

NET LOSS PER COMMON SHARE, BASIC	$(0.05)	$(0.10)	$(0.04)

NET LOSS PER COMMON SHARE, DILUTED	$(0.05)	$(0.10)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC	20,840,885	18,031,364	3,204,944

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, DILUTED	20,840,885	18,031,364	3,204,944

See the accompanying notes to the consolidated financial statements.

F-5

LGX ENERGY CORP.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Addtl Paid-in	Accumulated	Stock to be	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Issued	Equity

Balances, November 03, 2021, Inception	-	$-	-	$-	$-	$-	$-	$-
Common stock issued for cash to founders			5,485,000	5,485			(900)	4,585
Common stock issued for services to founders			1,230,000	1,230				1,230
Common stock issued as inducement to convertible debt			645,000	645				645
Common stock issued for cash at $0.20 per share			6,875,000	6,875	1,368,125		75,900	1,450,900
Net loss for period ended April 30, 2022						(131,557)		(131,557)
Balances, April 30, 2022			14,235,000	$14,235	$1,368,125	$(131,557)	$75,000	$1,325,803
Common stock issued for cash at $0.20 per share			5,775,000	5,775	1,149,225		(190,000)	965,000
Common stock issued for conversion of bridge loans			466,665	467	69,533			70,000
Common stock to be issued for cash							175,000	175,000
Warrants issued for services at $0.20 per share					180,908			180,908
Net loss for year ended April 30, 2023						(1,761,612)		(1,761,612)
Balances, April 30, 2023			20,476,665	$20,477	$2,767,791	$(1,893,169)	$60,000	$955,099
Preferred stock-Series A issued for cash	96,150	96			384,505			384,600
Preferred stock-Series B issued for cash	244,500	245			977,755			978,000
Common stock issued for cash at $0.20 per share			300,000	300	59,700		(60,000)	-
Common stock issued for conversion of bridge loans/convertible debt			152,000	152	30,248			30,400
Common stock to be issued for bridge loan							19,000	19,000
Preferred stock-Series A to be issued for cash							41,400	41,400
Preferred stock dividends						(49,055)		(49,055)
Net loss for year ended April 30, 2024						(1,087,930)		(1,087,930)
Balances, April 30, 2024	339,325	$341	20,928,665	$20,929	$4,219,999	$(3,030,154)	$60,400	$1,271,513

See the accompanying notes to the consolidated financial statements.

F-6

LGX ENERGY CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Period Ended
	April 30, 2024	April 30, 2023	April 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,087,930)	$(1,761,612)	$(131,557)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock issued for bridge loan	-	-	645
Depreciation & amortization	63,234	63,410	6,012
Accretion expense	23,380	31,173	-
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	17,029	6,758	(31,694)
Decrease (increase) in accounts receivable – related party	23,300	(23,300)	-
Decrease (increase) in prepaid expense	(13,017)	29,189	(32,000)
Decrease (increase) in accrued revenue	(24,828)	-	-
Decrease (increase) in other receivable	-	-	(900)
Decrease (increase) in yard inventory	25,050	(187,687)	-
Decrease (increase) in ARO asset	28,657	(87,289)	-
Increase (decrease) in accounts payable	70,234	82,990	34,027
Increase (decrease) in accrued liability	30,000	13,500	13,500
Increase (decrease) in accrued interest	139	(900)	900
Increase (decrease) in ARO liability	-	117,462	-
Net cash used by operating activities	(844,753)	(1,716,306)	(141,067)

CASH FLOWS FROM INVESTING ACTIVITIES:
Oil & gas PPE equipment	(107,456)	(84,416)	(219,406)
Oil & gas Other Assets	(421,298)	(420,534)	(33,000)
Net cash used by investing activities	(528,754)	(504,950)	(252,406)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	452	6,242	14,235
Proceeds from sale of preferred stock	341	-	-
Proceeds from addtl paid in capital (common/preferred)	1,452,208	1,399,666	1,517,480
Proceeds from common stock to be issued	(41,000)	(15,000)	75,000
Proceeds from preferred stock to be issued	41,400	-	-
Proceeds (Repayment) from (of) bridge loans	25,000	(225,000)	225,000
Payment of Dividends	(49,055)	-	-
Net cash provided by financing activities	1,429,346	1,165,908	1,681,715

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	55,838	(1,055,348)	1,288,242

Cash, beginning of period	232,894	1,288,242	-

Cash, end of period	$288,732	$232,894	$1,288,242

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$34,424	$-	$6,751
Income taxes paid	$-	$-	$-

See the accompanying notes to the consolidated financial statements.

F-7

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

LGX Energy Corp. (“the Company”, “LGX Energy”, “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and gas properties.

The Company has one wholly-owned subsidiary, Adler Energy, LLC (“Adler Energy”). Adler Energy was acquired by LGX Energy on January 31, 2022. The acquisition included the Thomas Field in Clay County, Indiana, with 7 producing oil wells, a disposal well and over 300 miles of 2D seismic with undrilled prospects, acquired by Adler Energy over a ten-year period across 5 counties in the state of Indiana. All operations of LGX Energy are conducted through Adler Energy, including field operations, engineering, geology, seismic processing and the sale of oil and gas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of LGX Energy is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States and have been consistently applied in the preparation of the financial statements. The Company has adopted an April 30th fiscal year end.

Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiary, Adler Energy. All intercompany accounts and transactions have been eliminated.

Earnings (Losses) Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Fully diluted earnings per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding, convertible preferred shares, and the additional common shares that would have been outstanding if potential common shares had been issued. Potential common shares are not included in the computation of fully diluted earnings per share if their effect is antidilutive. The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Cash Equivalents

The Company considers cash, certificates of deposit, and debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. As of April 30, 2024, the Company did not have deposits in excess of federally insured limits.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

F-8

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at April 30, 2024.

The standards under ASC 820 define fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

Accounts Receivable

The Company routinely assesses the recoverability of all material trade and other receivables. The Company accrues a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. Actual write-offs may exceed the recorded allowance. Substantially all of the Company’s trade accounts receivable result from crude oil in Indiana, to one customer, or joint interest billings to its working interest partners in Indiana, some of which are related parties. This concentration of customers and joint interest owners may impact the Company’s overall credit risk as these entities could be affected by similar changes in economic conditions as well as other related factors. Trade accounts receivable are generally not collateralized. There were no allowances for doubtful accounts for the Company’s trade accounts receivable at April 30, 2024.

F-9

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

As shown in the accompanying financial statements, the Company has incurred cumulative operating losses since inception. As of April 30, 2024, the Company has limited financial resources with which to achieve its objectives and attain profitability and positive cash flows from operations. As shown in the accompanying balance sheets and statements of operations, the Company has an accumulated deficit of $3,030,154 at April 30, 2024.

Achievement of the Company’s objectives will depend on its ability to obtain additional financing to generate revenue from current and planned business operations.

The Company plans to fund its future operations by potential sales of its common stock or by issuing debt securities. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. See Note 5.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“Topic 606”). Under Topic 606, revenue will generally be recognized upon delivery of our produced crude oil and natural gas volumes to our customers. Our customer sales contracts include only crude oil sales in Indiana. Under Topic 606, each unit (crude oil barrel) of commodity product represents a separate performance obligation which is sold at variable prices, determinable on a monthly basis. The pricing provisions of our crude oil contracts are primarily tied to a market index with certain adjustments based on factors such as delivery, product quality and prevailing supply and demand conditions in the geographic areas in which we operate. We will allocate the transaction price to each performance obligation and recognize revenue upon delivery of the commodity product when the customer obtains control. Control of our produced crude oil volumes passes to our customers when the oil is measured by a trucking oil ticket. The Company has no control over the crude oil after this point and the measurement at this point dictates the amount on which the customer’s payment is based. Our crude oil revenue stream includes volumes burdened by royalty and other joint owner working interests. Our revenues are recorded and presented on our financial statements net of the royalty and other joint owner working interests. Our revenue stream does not include any payments for services or ancillary items other than sale of crude oil. We record revenue in the month our crude oil production is delivered to the purchaser. The customer has the right to refuse to purchase any oil containing impurities, and treatment of any refused oil is at the Company’s expense.

New Accounting Pronouncements

FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases. The standard became effective for non-public companies for years beginning after December 15, 2021.

FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which establishes a measurement of credit losses on Financial Instruments. The standard became effective for non-pubic companies for years beginning after December 15, 2020.

F-10

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has made an accounting policy election not to recognize right of use assets and lease liabilities that arise from short term leases for any class of asset.

This topic does not apply to leases to explore for natural resources and rights to use the land in which those natural resources are contained.

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Fixed Assets, Intangibles and Long-Lived Assets

The Company records its fixed assets at historical cost. The Company expenses maintenance and repairs as incurred. Upon disposition of fixed assets, the gross cost and accumulated depreciation are written off and the difference between the proceeds and the net book value is recorded as a gain or loss on sale of assets. The Company depreciates its fixed assets over their respective estimated useful lives ranging from three to fifteen years.

The Company follows FASB ASC 360-10, “Property, Plant, and Equipment,” which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. From inception to April 30, 2024, the Company had not experienced impairment losses on its long-lived assets.

Oil & Gas Assets

Proved oil and natural gas properties. The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method, drilling and completion costs, including lease and well equipment, intangible development costs, and operational support facilities in the field, associated with development wells are capitalized to proved oil and gas properties and are depleted on an asset group basis (properties aggregated based on geographical and geological characteristics) using the units-of-production method based on estimated proved developed oil and gas reserves. The calculation of depletion expense takes into consideration estimated asset retirement costs, net of estimated salvage values.

Proved oil and gas properties are assessed for impairment on an asset group basis whenever events and circumstances indicate that there could be a possible decline in the recoverability of the net book value of such property. The Company estimates the expected future net cash flows of its proved oil and gas properties and compares these undiscounted cash flows to the net book value of the proved oil and gas properties to determine if the net book value is recoverable. If the net book value exceeds the estimated undiscounted future net cash flows, the Company will recognize an impairment to reduce the net book value of the proved oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future development costs and operating costs, and discount rates, which are based on a weighted average cost of capital. There were no impairments of proved oil and gas properties for the years ended April 30, 2024 and 2023.

The partial sale of a proved property within an existing asset group is accounted for as a normal retirement and no net gain or loss on divestiture is recognized as long as the treatment does not significantly alter the units-of-production depletion rate. The sale of a partial interest in an individual proved property is accounted for as a recovery of cost. A net gain or loss on divestiture is recognized in the consolidated statements of operations for all other sales of proved properties.

Unproved oil and natural gas properties. Unproved oil and gas properties consist of capitalized costs incurred in obtaining a mineral interest or a right in a property such as a lease, in addition to broker fees, recording fees and other similar costs. Leasehold costs are classified as unproved until proved reserves are discovered on or otherwise attributed to the property, at which time the related unproved oil and gas property costs are reclassified to proved oil and gas properties and depleted on an asset group basis using the units-of-production method based on estimated total proved oil and gas reserves.

The Company evaluates significant unproved oil and gas property costs for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or changes in future plans to develop acreage. Unproved oil and gas properties that are not individually significant are aggregated by asset group, and the portion of such costs estimated to be nonproductive prior to lease expiration is amortized over the average holding period. The estimate of what could be nonproductive is based on the Company’s historical experience or other information, including current drilling plans and existing geological data. Impairment and amortization of unproved oil and gas properties are recognized as “Impairment of oil and gas properties” in the consolidated statements of operations.

Exploratory. Exploratory costs, including personnel and other internal costs, geological and geophysical expenses and delay rentals for oil and gas leases are expensed as incurred. Exploratory well costs are initially capitalized pending the determination of whether proved reserves have been discovered. If proved reserves are discovered, exploratory well costs are capitalized as proved oil and gas properties. If proved reserves are not found, exploratory well costs are expensed as dry holes. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either development or exploratory, which will ultimately determine the proper accounting treatment of costs of dry holes.

Capitalized interest. The Company capitalizes interest on expenditures made in connection with exploration and development projects that meet certain thresholds and are not subject to current amortization. For projects that meet these thresholds, interest is capitalized only for the period that activities are in process to bring the projects to their intended use. Capitalized interest cannot exceed interest expense for the period capitalized. During the years ended April 30, 2024 and 2023, the Company did not have any projects that met the thresholds, therefore, had no capitalized interest.

F-11

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations and Environmental Costs The fair value of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the Asset Retirement Obligation Asset. If, in subsequent periods, our estimate of this liability changes, we will record an adjustment to both the liability and asset. Over time the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. For additional information, see please Note 8.

Reclassification of assets are presented in these annual financial statements. Items in prior periods were reclassified to conform to an E&P presentation layout for conformity to industry standards.

NOTE 3 – ACQUISITION OF ADLER ENERGY, LLC

On January 31, 2022, the Company purchased all of the membership interest of Adler Energy, LLC (“Adler Energy”), pursuant to a Membership Interest Purchase Agreement. Adler Energy is a Michigan limited liability company engaged in the oil and gas development and production business. Under the terms of the agreement, the Company paid $250,000, subject to closing adjustments which totaled $5,075 for a total purchase price of $255,075. The Company recorded $211,925 in lease and well equipment and $33,000 in leasehold assets in the acquisition. Additionally, the Company recorded $20,480 in acquisition expense, which was recorded in other income in the Statement of Operations for the year ended April 30, 2022.

NOTE 4 – ACCOUNTS RECEIVABLE & ACCRUED REVENUE

Accounts receivable consists primarily of receivables from the share of working interest partners of the Company. Accounts receivable balances were $7,907 and $24,936 at April 30, 2024 and 2023, respectively.

Accrued revenues consist of oil sale revenue not yet received. Accrued revenue balance was $24,828 at April 30, 2024 and $0 at April 30, 2023.

NOTE 5 –WELL EQUIPMENT

Well equipment, recorded at cost, consisted of the following at April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Lease and well equipment	$392,731	$423,386
Less: accumulated depreciation	(114,109)	(41,389)
Lease and well equipment, net	$278,622	$381,997

NOTE 6 - DEVELOPED LEASEHOLD

Developed leasehold asset was recognized as part of the acquisition of Adler Energy, related to our productive Thomas Field. The developed lease asset value is the residual value of the acquisition after recognition of the value of the fixed assets acquired. The leasehold asset has an indefinite life and the lives of the associated leases are indeterminate as there are no plans to terminate the leases, subject to production. The asset was reviewed for impairment and none was found to exist. Related acquired leasehold asset recorded were $33,000 and $33,000 as of April 30, 2024 and 2023, respectively.

NOTE 7 - LEASEHOLD

In the acquisition of Adler Energy, the Company acquired eight oil and gas leases comprising approximately 579 acres located in Clay County, Indiana. The leases had an original lease term of five years and as long thereafter as operations are conducted upon said land with no cessation for more than ninety consecutive days. There are no lease payments associated with said leases. The leases contain a 1/8th net production royalty.

During the year ended April 30, 2024, the Company signed an additional 51 oil and gas leases for a total of 208 leases. This brings the Company leased acreage approximate total to 4,894 acres located in Clay County, Indiana. The leases have an original lease term of one year or three years with a two-year optional extension, and as long thereafter as operations are conducted upon said land with no cessation for more than ninety consecutive days. Related leasehold costs capitalized in accordance with ASC 932 Extractive Activities-Oil and Gas as Unproved oil and natural gas properties recorded were $601,637 and $254,627 as of April 30, 2024 and 2023, respectively. Proved oil and natural gas properties recorded were $33,000 and $33,000 as of April 30, 2024 and 2023, respectively.

During the year ended April 30, 2023, working interests were sold for 26% for $79,500 to four parties recorded a recovery of costs against related assets.

F-12

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 8 – ASSET RETIREMENT OBLIGATION

The company records the fair value of a liability for an asset retirement obligation (ARO) as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional, even though uncertainty may exist about the timing and/or method of settlement that may be beyond the company’s control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate fair value. Recognition of the ARO includes: (1) the present value of a liability and offsetting asset, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates.

AROs are primarily recorded for the company’s crude oil and natural gas producing assets. No significant AROs associated with any legal obligations to retire downstream long-lived assets have been recognized, as indeterminate settlement dates for the asset retirements prevent estimation of the fair value of the associated ARO. The company performs periodic reviews of its downstream long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

The following table indicates the changes to the company’s before-tax asset retirement obligations at April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Balance at May 1	$-	$-
Liabilities incurred	172,014	148,635
Liabilities settled	-	-
Accretion expense	(23,380)	31,173
Revisions in estimated cash flows	-	-
Balance	$148,634	$117,462

NOTE 9 –BORROWINGS

Convertible Bridge Loans

In May 2023, the Company borrowed $305,000 as a Bridge Loans at a fixed interest rate equal to 10% per annum from the date of the note until the balance is paid in full. As additional consideration, the holder received two shares of common stock for each five whole dollar of the note’s principal amount for a total of 122,000 common stock shares. At any time prior to maturity, the holder had the right to convert the note and accrued interest into shares of common stock at the conversion rate of $0.15 per share. The notes were secured by the membership units in Adler Energy, owned by the Company.

●	James Benson $100,000
●	James C Czirr Trust $50,000
●	Richard Ellington $25,000
●	Allen Dumont $25,000
●	Terry Kuras $15,000
●	Moonrise Properties LLC $25,000
●	Ralph L Westberg Revocable Trust $15,000
●	Joel Whitaker $25,000
●	Thomas D’Orazi $25,000

All bridge loans were paid in full except one by fiscal year end April 30, 2024.

	April 30, 2024	April 30, 2023
Bridge loans	$25,000	$-
Bridge loans – related party	-	-
Total	$25,000	$-

Note Payables

In August and September 2023, the Company borrowed $125,000 as short-term Note Payables at a fixed interest rate equal to 15% per annum from the date of the note until the balance is paid in full. As additional consideration, the holder received one share of common stock for each whole dollar of the note’s principal amount for a total of 125,000 common stock shares, with 30,000 common stock shares issued and 95,000 common stock shares to be issued.

●	John Peterson $20,000
●	Sean O’Connor $75,000
●	Terrance Burkhardt $30,000

All note payables were paid in full by fiscal year end April 30, 2024.

F-13

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 10 – STOCKHOLDERS’ EQUITY

As of April 30, 2024 and 2023, the authorized capital of the Company was 100,000,000 shares consisting of 80,000,000 shares of common stock, par value $0.001 and 20,000,000 shares of preferred stock, par value $0.001.

Preferred Stock

The Preferred stock may be issued in one or more series as determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, are fixed by the Board of Directors in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.

On February 24, 2023, the Company filed a Certificate of Designation (the “Designation”) with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series A 10% Convertible Preferred Stock (“Series A Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series A Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series A Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series A Preferred Stock shall have voting rights equal to two shares of Common Stock per one share of Series A Preferred Stock held.

As of April 30, 2024, there are 96,150 shares of Series A Preferred Stock outstanding.

For the month of September 2023, the Company issued 3,625 of Series A preferred stock for $14,500.

For the month of October 2023, the Company issued 1,575 of Series A preferred stock for $6,300.

For the month of November 2023, the Company issued 9,350 of Series A preferred stock for $37,400.

For the month of December 2023, the Company issued 9,475 of Series A preferred stock for $37,900.

For the month of January 2024, the Company issued 23,425 of Series A preferred stock for $93,700.

For the month of February 2024, the Company issued 6,100 of Series A preferred stock for $24,400.

For the month of March 2024, the Company issued 38,675 of Series A preferred stock for $154,700.

For the month of April 2024, the Company issued 3,925 of Series A preferred stock for $15,700.

On August 7, 2023, the Company filed a Certificate of Designation (the “Designation”) with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series B 12% Convertible Preferred Stock (“Series B Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series B Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series B Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series B shall have voting rights equal to two shares of Common Stock per one share of Series B Preferred Stock held.

As of April 30, 2024, there are 244,500 shares of Series B Preferred Stock outstanding.

On October 25, 2023, the Company issued 62,500 shares of Series B preferred stock for $250,000.

On November 28, 2023, the Company issued 50,000 shares of Series B preferred stock for $200,000.

On November 29, 2023, the Company issued 25,000 shares of Series B preferred stock for $100,000.

On December 13, 2023, the Company issued 25,000 shares of Series B preferred stock for $100,000.

On January 8, 2024, the Company issued 25,000 shares of Series B preferred stock for $100,000.

On January 22, 2024, the Company issued 32,000 shares of Series B preferred stock for $128,000.

On April 29, 2024, the Company issued 25,000 shares of Series B preferred stock for $100,000.

Common Stock

As of April 30, 2024 and 2023, there are 20,928,665 and 20,476,666 shares of common stock outstanding, respectively.

For the year ended April 30, 2024:

The Company issued 122,000 shares of common stock for bridge loans, 70,000 purchased through bridge loan convertible option, and 125,000 shares of common stock for notes payable.

The Company to be issued Common Stock shares were issued for 300,000 shares of common stock for the $60,000.

For the year ended April 30, 2023:

On May 3, 2022, the Company issued 466,665 shares of common stock for the conversion of $70,000 in principal and interest of convertible bridge loans, including 83,333 shares for the conversion of $12,500 to related parties.

On May 10, 2022, the Company issued 100,000 shares of common stock for cash of $20,000.

On June 2, 2022, the Company issued 1,150,000 shares of common stock for cash of $230,000.

On June 6, 2022, the Company issued 500,000 shares of common stock for cash of $100,000.

On June 7, 2022, the Company issued 50,000 shares of common stock for cash of $10,000.

On June 13, 2022, the Company issued 375,000 shares of common stock for cash of $75,000.

In November 2022, the Company issued 3,700,000 shares of common stock for cash of $740,000.

Warrants

On February 22, 2023, the Company issued four Warrants to Holders granting the Holders the right to purchase a total of 1,500,000 shares of common stock at an exercise price of $0.25 with an expiration date of three years. The fair value of warrants is estimated on the grant date using the Black-Scholes option pricing model, with a stock price of $0.20, risk-free interest rate of 4.43% and volatility of 101.44%. The risk-free interest rate is based on the government security rate with an equivalent term in effect as of the date of the issuance. The estimated option lives are based on management’s expectation of when grantees would exercise the options. Volatility is based on historical data of the peer companies that are similar in nature to the Company.

F-14

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 11 – SUPPLEMENTAL INFORMATION ON OIL OPERATIONS

Supplemental information pertaining to the Company’s oil properties and activities for the years ended April 30, 2024 and 2023:

Costs Incurred

The following tables reflect the costs incurred in oil and gas property acquisition, exploration and development activities.

	April 30, 2024	April 30, 2023
Property acquisition costs	$538,240	$476,917
Exploration costs	93,957	450,660
Total Costs Incurred	$632,197	$927,577

Acquisition costs for the year ended April 30, 2024 consists of $116,942 in well equipment and $421,298 in intangible costs & leasehold. Acquisition costs for the year ended April 30, 2023 consists of $56,383 in well equipment and $420,534 in intangible costs & leasehold. Exploration costs for the year ended April 30, 2024 and 2023 consists primarily of geophysical costs.

Results of Operations

The following table includes revenues and expenses associated with the Company’s oil producing activities for the years ended April 30, 2024 and 2023. It does not include any allocation of the Company’s interest costs or general corporate overhead and, therefore, are not necessarily indicative of the contribution to net earnings of the Company’s oil operations. Income tax expense has been calculated by applying statutory income tax rates to oil sales after deducting costs.

	April 30, 2024	April 30, 2023
Oil sales	$264,555	$299,847
Production and severance expenses	(106,684)	(128,528)
Exploration expenses	(93,957)	(450,660)
Depreciation, depletion and amortization	(86,614)	(94,583)
Results of operations	$(22,700)	$(373,924)

Proved Reserves

The following table presents the Company’s estimated proved reserves in Oil (Bbls) at April 30, 2024 2023 and 2022:

	April 30, 2024	April 30, 2023	April 30, 2022
Prior Balance	25,200	29,191	-
Acquisition	-	-	30,134
Revisions of previous estimates	(598)	(411)	-
Production	(3,498)	(3,580)	(943)
Ending Balance	21,104	25,200	29,191

Standardized Measure

The following tables reflect the Company’s standardized measure of discounted future net cash flows at April 30, 2024, 2023 and 2022 from its proved reserves:

	April 30, 2024	April 30, 2023	April 30, 2022
	Proved	Proved	Proved
	Developed	Developed	Developed
Future cash flows	$1,485,301	$2,094,862	$2,140,273
Future production costs	(563,573)	(941,221)	(880,396)
Future development and abandonment costs	(162,665)	(162,665)	(162,665)
Future income tax expense[2]	-	-	-
Net future cash flows	759,063	990,976	1,097,212
Less effect of 10% discount factor	(144,741)	(208,515)	(251,679)
Standardized measure of discounted future net cash flows[1]	$614,322	$782,461	$845,533

Future cash inflows, development costs and production costs were computed using the same assumptions for prices and costs that were used to estimate LGX’s proved oil reserves at year end. LGX’s future realized price was assumed to be $78.38, $83.13 and $73.32 per Bbl of oil at April 30, 2024, 2023, and 2022, respectively.

Change in the Standardized Measure for Discounted Cash Flows for the Years Ended April 30, 2024, 2023 and 2022:

The following table reflects the Company’s standardized measure of discounted future net cash flows from its proved reserves:

	April 30, 2024	April 30, 2023	April 30, 2022
	Proved	Proved	Proved
	Developed	Developed	Developed
Net change in sales prices & in production costs related to future production	$(96,416)	$(155,487)	$11,233
Changes in estimated future development costs	-	-	-
Net change due to acquisition at inception	-	-	945,120
Sales produced during the period	264,555	285,215	(110,820)
Net change due to revisions in quantity estimates	-	(30,135)	-
Previously estimated development costs incurred during the period	-	(162,665)	-
Net change in income taxes	-	-	-
Aggregate change in the standardized measure of discounted future net cash flows for the year	$168,139	$(63,072)	$845,533

NOTE 12 – INCOME TAXES

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5.

F-15

LGX ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2024 and 2023

NOTE 12 – INCOME TAXES (continued)

Topic 740 in the Accounting Standards Codification (ASC 740) prescribes recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At April 30, 2024, the Company had taken no tax positions that would require disclosure under ASC 740.

The Company files income tax returns in the U.S. federal jurisdiction.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the deferred tax assets at an anticipated tax rate of 21% for the years ended April 30, 2024 and 2023:

	April 30, 2024	April 30, 2023
Net operating loss carry forwards	2,935,854	1,893,169
Deferred tax asset	616,529	397,565
Valuation allowance for deferred asset	(616,529)	(397,565)
Net deferred tax asset	~~-~~	0

As of April 30, 2024 and 2023, the Company has net operating loss carry forwards of approximately $3,030,154 and $1,893,169, respectively. The change in the allowance account from April 30, 2023 to April 30, 2024 was $238,767.

NOTE 13 – RELATED PARTY TRANSACTIONS

During the year ended April 30, 2023, the Company sold working interests to a related party in the amount of $53,625.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to year end, the Company sold 196,127 shares of Series A Preferred Stock for $784,508. The Company also sold 174,655 shares of Series B Preferred Stock for $698,620.

Preferred Shares Series A to be issued of 41,400 shares for cash were issued.

Common Shares to be issued of 95,000 shares for bridge loans were issued.

The Company paid the remaining $25,000 bridge loan with interest on May 23, 2024, for a total of $25,208.33.

Subsequent to year end, the Company entered into nine lease agreements for approximately 1,160.625A of land, for the purpose of exploring, drilling, mining, operating for and producing oil and or gas or other minerals or metals. This brings our acreage total to over 6,000 under lease agreement or held by production. The term of the leases is three years, and as long thereafter as operations are conducted upon said land with no cessation for more than 90 consecutive days, that in no event shall this lease terminate if production of oil and/or gas or minerals from a well located on said land or land pooled therewith has not permanently ceased. Each lease contains a one-eighth net royalty.

Subsequent to year end, 30,000 common shares were issued to Allalee Bubeck for a note payable to potentially purchase an operations site location near planned future drilling sites.

Subsequent to year end, the Board approved the purchase of two Mineral Deeds for 1,750,000 common shares on July 19, 2024. The mineral deed contains the rights to 7,230.2535 acres, more or less, located in Presque Isle County, State of Michigan.

F-16

PART III

INDEX TO EXHIBITS

Exhibit	Description
3.1	Articles of Incorporation of LGX Energy Corp. (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.2	Bylaws (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.3	Restated Articles of Organization of Adler Energy, LC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.4	Restated Articles of Organization of Adler Energy, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A/A dated July 11, 2023)

4.1	Form of Subscription Agreement (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

4.2	Certificate of Designation of Series A 10% Convertible Preferred Stock (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

4.3	Certificate of Designation for Series B 12% Convertible Preferred Stock (previously filed with the Securities and Exchange Commission with the Registrant’s Current Report on Form 1-U dated August 8, 2023)

6.1	Broker-Dealer Agreement between the Company and Dalmore Group, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated April 20, 2023)

10.1	Operating Agreement of Adler Energy, LC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.2	Membership Interest Purchase Agreement between the Company and Global Oil & Gas, A.G. (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.3	LGX Energy Corp. Oil, Gas and Mineral Lease (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.4	Services Agreement between the Company and Statistically Simple, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.5	Master Services Agreement between the Company and Forward Progress, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.6	Common Stock Purchase Warrant Agreement between the Company and Richard A. Seefried (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.7	Common Stock Purchase Warrant Agreement between the Company and Robert John Olejar (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.8	Common Stock Purchase Warrant Agreement between the Company and Southshore Capital Partners, LP (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.9	Common Stock Purchase Warrant Agreement between the Company and T3 Research, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.10	Bridge Loan Note (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A/A dated June 5, 2023)

10.11	Loan Agreement and Promissory Note between the Company and Sean O’Connor (previously filed with the Securities and Exchange Commission on Form 1-K dated August 25, 2023)

10.12	Letter Agreement between the Company and Young America Capital, LLC (previously filed with the Securities and Exchange Commission on Form 1-SA dated January 22, 2024)

21.1	List of Subsidiaries (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Walla Walla, State of Washington, on August 28, 2024.

LGX Energy Corp.

/s/ Howard Crosby
By	Howard Crosby, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Howard Crosby
Howard Crosby, Chief Executive Officer, Principal Financial Officer

Date:	August 28, 2024

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